(d)(7)(ii)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

ACADIAN ASSET MANAGEMENT LLC

Series	Annual Sub-Adviser Fee
(as a percentage of average daily net assets)

ING International Small Cap Fund	0.500% on the first $140 million
0.450% on next $860 million
0.425% in excess of $1 billion